UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

(Amendment No. 5)

Boston Properties, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

101121101

(CUSIP Number)

Edward H. Linde

c/o Boston Properties, Inc.

800 Boylston Street, Suite 1800

Boston, Massachusetts 02199

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 101121101	13D/A

1.	Names of Reporting Persons Edward H. Linde
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8,046,142
8. Shared Voting Power 0
9. Sole Dispositive Power 8,046,142
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,046,142
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 to Schedule 13D with respect to the shares of common stock, $0.01 par value per share (the “Common Stock” or the “Securities”), of Boston Properties, Inc. (the “Company”), a Delaware corporation, is being filed by Mr. Edward H. Linde (“Mr. Linde”) with the Securities and Exchange Commission (the “SEC”) to reflect the decrease in Mr. Linde’s beneficial ownership of Common Stock as a result of the sale of shares of Common Stock. This Amendment No. 5 amends and restates Items 1, 2, 5 and 6 of the Schedule 13D filed with the SEC on March 5, 2001, as amended by Amendment No. 1 filed on February 13, 2003, Amendment No. 2 filed on January 13, 2005, Amendment No. 3 filed on October 26, 2005 and Amendment No. 4 filed on December 19, 2006 (collectively, the “Original Schedule 13D”). Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D will remain unchanged.

ITEM 1.	Security and Issuer.

The securities to which this statement relates are shares of common stock, par value $.01 per share (the “Common Stock” or the “Securities”), of the Company. The address of the Company’s principal executive offices is Prudential Center, 800 Boylston Street, Suite 1900, Boston, MA 02199.

ITEM 2.	Identity and Background.

(a) – (c), (f) Mr. Linde is currently the Chief Executive Officer and a director of the Company, and his business address is Prudential Center, 800 Boylston Street, Suite 1900, Boston, MA 02100.

(d) – (e) During the last five years, Mr. Linde has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Linde been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with the result of such proceeding being that Mr. Linde is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.	Interest in Securities of the Issuer.

(a) Mr. Linde is deemed the beneficial owner of 8,046,142 shares of Common Stock of the Company representing approximately 5.5% of the Common Stock of the Company outstanding as of September 23, 2009. This number includes:

(i) 672,171 shares of Common Stock, 255,668 of which are held by a trust,

(ii) 7,144,949 common units of limited partnership interest in Boston Properties Limited Partnership, a Delaware limited partnership (“Common Units”), that are redeemable for cash or exchangeable for shares of Common Stock on a one-for-one basis at the option of the Company, 1,405,392 of which are held by The MBZ 1996 Trust of which Mr. Linde serves as the sole trustee, 5,693,083 of which are held by a limited partnership of which Mr. Linde is the general partner and 46,474 of which are held by limited partnerships of which the sole general partners are limited liability companies of which Mr. Linde is the sole manager, and

(iii) 229,022 long term incentive units (“LTIP Units”) of partnership interest in Boston Properties Limited Partnership, that, conditioned upon minimum allocations to the capital accounts of the LTIP Units for federal income tax purposes, may be converted, at the election of the holder, into Common Units.

Under the rules issued by the Securities and Exchange Commission regarding beneficial ownership of securities, beneficial ownership of Common Stock includes (i) any shares as to which the individual or entity has sole or shared voting power or investment power and (ii) any shares which could be purchased by the exercise of options at or within 60 days of September 23, 2009. Mr. Linde has opted to include in this report his beneficial ownership of Common Units and LTIP Units, which are convertible into Common Units, even though ownership of such units does not constitute beneficial ownership of Common Stock under Rule 13d-3 because, pursuant to section 8.6 of the limited partnership agreement of Boston Properties Limited Partnership, the holder of the Common Units does not have the right to require the Company to exchange the Common Units for shares of Common Stock.

(b) Mr. Linde has sole voting power over 8,046,142 shares of the Common Stock and no shared voting power. He has sole dispositive power over 8,046,142 shares of the Common Stock and no shared dispositive power.

(c) During the past sixty days, Mr. Linde effected the following transaction in the Company’s Securities:

1) On July 27, 2009, Mr. Linde sold 300,000 shares of Common Stock in multiple transactions at sale prices ranging from $52.50 to $53.46, inclusive.

(d) Several persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock. No one’s interest is more than five percent of the total outstanding Common Stock of the Company.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Linde holds the following agreements with respect to the Securities of the Issuer: (1) an LTIP Unit Vesting Agreement dated as of January 30, 2004, (2) an LTIP Unit Vesting Agreement dated as of January 28, 2005, (3) an LTIP Unit Vesting Agreement dated as of April 28, 2006, (4) an LTIP Unit Vesting Agreement dated as of February 2, 2007, (5) an LTIP Unit Vesting Agreement dated as of February 1, 2008, (6) a 2008 Outperformance Award Agreement dated as of February 5, 2008 and (7) an LTIP Unit Vesting Agreement dated as of February 2, 2009. Each of these agreements contains provisions pursuant to which the LTIP Units granted thereunder will vest as a result of the passage of time, subject to Mr. Linde’s continued employment by the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 23, 2009
(Date)

/s/ Edward H. Linde
(Signature)

Edward H. Linde
(Name)